Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos





Week Ending 17th February 20

Wildcat Exploration Wells

Ras Abu Darag 1 (previously known as Osage)

Type	Oil Exploration	
Location	Egypt, Central Gulf of Suez	
	Ras Abu Darag Block, 20 km W of the Onshore Sudr Oil Field.	
Status at 0600hrs 16/02/05 (Cairo Time)	Running in hole to drill ahead after tripping for a new bit. The current depth is 3631m with 177m progress for the week.	
Planned Total Depth	5442m MD (4755m TVD)	
Interest	Devon	50%
	Santos Group	50%
Operator	Devon Energy	

ST27-L1 (Cougar B)

Type	Gas Exploration	
Location	Offshore Texas State Waters, USA	
	High Island Block 27.	
Status at 0600hrs 16/02/05 (Houston Time)	Preparing to run in hole having run and set 406mm casing. Current depth is 765m with 512m progress for the week.	
Planned Total Depth	4877m	
Interest	Santos Group	100%
Operator	Santos	

Agung 1 ST1

Type	Oil Exploration	
Location	Offshore Indonesia	
	North Bali PSC, East Java Basin.	
	28km SSW of Baluran 1, 210km E of Surabaya.	
Status at 0400hrs 16/02/05 (Jakarta Time)	Agung 1 ST1 has been plugged and abandoned having failed to intersect economic hydrocarbons. The original wellbore was sidetracked around a fish left in hole at 1936m. The well reached a total depth of 2202m with 373m progress from the plug back depth of 1828m. The rig is currently handling anchors prior to an expected rig release on 18/02/05.	
Planned Total Depth	2400m	
Interest	Santos Group	40.1%*
	Total	39.9%
	Moeco	20.0%
Operator	Santos Group* reducing to 30% subject to Total right to increase by 10.1%	

During the week ending 17th February, 2005 Santos Limited also participated in 4 delineation and 11 development wells.
A complete list of Santos' drilling activity is available from www.santos.com



Week Ending 17th February 2005

Wildcat Exploration Wells (.../Cont)

Orca 1

Type	Oil Exploration
Location	Indonesia Donggala, PSC, Kutei Basin, 45km E of the Ranggas oil field, and 15km E of the Hiu Aman gas discovery.
Status at 0600hrs 16/02/05 (Jakarta Time)	Orca 1 has been plugged and abandoned having failed to intersect economic hydrocarbons. The well reached a total depth of 3805m with 527m progress for the week. The rig is currently disconnecting anchors prior to rig release and move to Pangkal 1, an Oil Exploration Well in the Papalang PSC.
Planned Total Depth	3930m
Interest	Unocal 19.55%* Santos Group 65.45%* Pertamina 15.00%
Operator	Unocal * Subject to finalisation of farm-out negotiations



Week Ending 17th February 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Scheunemann 1

Type	Gas Delineation	
Location	Texas, USA Country Line Prospect, DeWitt County.	
Status at 0600hrs 16/02/05 (Houston Time)	Scheunemann 1 has been plugged and abandoned. The rig was released on 09/02/05, and has moved to the Hardy GU1 well.	
Planned Total Depth	3627m	
Interest	Santos Group	65.0% WI
Operator	Santos	

Hardy GU 1

Type	Gas Delineation	
Location	Texas, USA Mustang Prospect, Matagorda County.	
Status at 1500hrs 16/02/05 (Houston Time)	Drilling ahead surface hole. The current depth and progress for the week is 37m. Hardy GU1 spudded on 16/02/05.	
Planned Total Depth	4785m	
Interest	Santos Group	45.0% WI
Operator	Santos	

Carat 2

Type	Gas Delineation	
Location	Onshore Indonesia Brantas PSC, East Java Basin. 3.4 km E of Carat 1 and some 35km S of Surabaya.	
Status at 0400hrs 16/02/05 (Jakarta Time)	Preparing to run short string completion having plugged back the open hole section of the well. No progress for the week.	
Planned Total Depth	1158m	
Interest	Santos Group	18.0% WI
Operator	Lapindo Brantas	

Corowa East 1

Type	Near Field Exploration	
Location	Offshore WA, Carnarvon Basin WA-264P, 1.25 km E of Corowa 1, 47 km W of the Saladin Field, and some 90km SW of Barrow Island.	
Status at 0600hrs 17/02/05	Corowa East 1 has been plugged and abandoned. The well reached a total depth of 1670m with no progress for the week. Good quality reservoir sandstones intersected are wet. The rig was released on 11/02/05.	
Planned Total Depth	1670m	
Interest	Santos Group	50.00%
	Kufpec	33.33%
	Beach Petroleum	16.67%
Operator	Santos Group	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 17th February, 2005 Santos Limited also participated in 4 delineation and 11 development wells.
A complete list of Santos' drilling activity is available from www.santos.com


Santos
www.santos.com

newsrelease

17 February 2005

Santos acquires OMV's Gippsland and Cooper Basin assets

Santos Limited (Santos) has expanded its interests in key Victorian and South Australian gas hubs with the announcement today of the acquisition of Basin Oil Pty Ltd (Basin Oil), which holds all of OMV Petroleum Pty Ltd's (OMV) Gippsland Basin and Cooper Basin assets.

The acquisition will see Santos build its position in the Gippsland gas hub by becoming the largest interest holder (90%) and operator of the Patricia Baleen and Sole gas fields and associated processing facilities at the Orbost plant in eastern Victoria.

It takes Santos' interests in the South Australian Cooper Basin oil and gas fields, which supply gas under long term contracts to Adelaide, Sydney and Canberra, to over 66%.

The OMV interests to be acquired by Santos are:

- VIC/L21 Patricia Baleen gas field and associated processing facilities (40%)
- VIC/RL3 Sole gas field (40%)
- VIC/RL1 Golden Beach gas field (33%)
- VIC/P55 exploration block (33%)
- South Australian Cooper Basin (2.1%)

Santos will become operator of the Patricia Baleen and Sole gas fields. Santos is already operator of the Golden Beach gas field, the VIC/P55 exploration permit and the Cooper Basin oil and gas fields.

The sale of Basin Oil to Santos has an effective transfer date of 1 January 2005. The acquisition is subject to relevant government approvals, with the transaction expected to be completed in the second quarter of 2005.

The increase in Santos' Victorian and Cooper Basin oil and gas assets was today described as "a strategic move" by Santos' Managing Director, Mr John Ellice-Flint.

"There is good upside for Santos in picking up these assets as a total portfolio as it maintains our position as a key gas supplier to gas markets in the southern and eastern states," he said.

"It is a strategic transaction that provides Santos with operating interests in the emerging alternative gas hub in the Gippsland Basin," said Mr Ellice-Flint.

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

"The Gippsland hub is at a strategic pipeline crossroad with connections to Victorian, NSW and Tasmanian markets while our Moomba hub has been supplying customers for over three decades."

"Importantly, as an incumbent party in all of the assets, we have a good understanding of their distinct value through our current joint venture activity."

"The move to become the operator of the Patricia Baleen field and processing facilities will form a strong foundation asset for the development of the Sole gas field, as well as gas discoveries in neighbouring blocks."

"As Santos' Golden Beach interests are now 100%, options are being assessed and may include a farm down to other interested parties," he said.

Mr Ellice-Flint said acquisition of Basin Oil's Cooper Basin assets meant there would now be only three parties (Santos, Delhi Petroleum and Origin Energy) across the key Cooper Basin Joint Ventures.

"This helps facilitate administrative efficiency and joint venture alignment in future Cooper Basin activities," he said.

As a result of the transaction, Santos will add 8 mmboe of proven and probable reserves from Patricia Baleen and Cooper Basin with additional 2005 production of approximately 1.3 mmboe. This does not include Sole or Golden Beach fields.

The interests of parties in these assets pre and post these transactions are:

South Australian Cooper Basin

	New	Old
Santos (operator)	66.60	64.5%
Delhi Petroleum Pty Ltd	20.21	20.21%
Origin Energy Resources Ltd	13.19	13.19
Basin Oil Pty Ltd (OMV)	-	2.10%

VIC/L21 (Patricia Baleen Gas Field)

	New	Old
Santos	90% & operatorship	50%
Basin Oil Pty Ltd (OMV) (operator)	-	35%
OMV Timor Sea Pty Ltd	-	5%
Trinity Gas Resources	10%	10%

VIC/RL3 (Sole Gas Field)

	New	Old
Santos	90% & operatorship	50%
Basin Oil Pty Ltd (OMV) (operator)	-	40%
Trinity Gas Resources	10%	10%

VIC/RL1 (Golden Beach Gas Field)

	New	Old
Santos Offshore Pty Ltd	100%	66.67%
Basin Oil Pty Ltd (OMV) (operator)	-	33.33%

VIC/P55 Exploration Permit

	New	Old
Santos	66.67%	33.33%
Basin Oil Pty Ltd (OMV) (operator)	-	33.34%
Diamond Gas Resources	33.33%	33.33%

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mike Hanzalik
(08) 8224 7725 / 0439 892 143

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos

www.santos.com

15 February 2005

New Australian oil field to start production ahead of time and under budget

Santos Limited is pleased to announce that oil production from the Mutineer-Exeter oil fields, 160 km off the coast of north-western Australia, will commence next month, several months ahead of schedule and ten per cent below budget.

First Mutineer-Exeter oil production – previously planned to start in June 2005 – will now begin in March. Initial production is expected to be 70,000 to 90,000 barrels of oil per day.

This accelerated start-up date has been possible because of the excellent development schedule achieved by Santos for the delivery of the Floating Production Storage and Offtake (FPSO) production facility and the sub-sea system.

The Mutineer-Exeter development, which is Santos' first operated offshore oil project, is expected to have a pay-back period of less than two years – and could be significantly less if current high oil prices continue.

In its reserves announcement, also issued today, Santos confirmed a downward revision in Mutineer-Exeter oil reserves, which was foreshadowed in August 2004.

Further drilling during 2004 and early 2005 has indicated that the reservoir distribution was more complex than originally interpreted, resulting in total (gross) proved plus probable reserves now being estimated to be 61 million barrels (mmbbls) (previously 101 mmbbls).

While results in the initial appraisal stage were generally as, or better than predicted, the top of the main reservoir of the field has proven to be deeper than expected in some parts of the Mutineer field and the oil pay has been thinner in a number of key wells.

However four horizontal wells have been successfully drilled and completed with state of the art dual Electric Submersible Pumps (ESPs) that are expected to provide high initial production rates.

"This early FPSO development, at a time of high oil prices, has significantly increased the value of the fields", said Santos' Managing Director, Mr John Ellice-Flint.

newsrelease

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

"It is also significant that first production will occur only three years from the Norfolk 1 oil discovery and only 17 months from development approval," said Mr Ellice-Flint.

"This achievement is world-class and is ahead of the top quartile project development benchmarks set when development approval was given.

"Reserve risk has been managed by having a development plan designed to provide a substantial degree of both upside and downside flexibility to cope with a wide range of reserve outcomes".

"Fast-track developments have risks but also rewards. We plan to bring the fields into production at least a year earlier than would have been possible if additional appraisal drilling had been carried out prior to project sanction.

While overall production over the life of the fields is expected to be lower than originally predicted, mean 2005 production is now expected to be around 15 mmbbls - higher than expected at the time of development approval.

In 2006 mean production of around 19 mmbbls is expected.

FOR FURTHER INFORMATION PLEASE CONTACT:

Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Mike Hanzalik
(08) 8224 7725 / 0439 892 143

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923



Week Ending 10th February 2005

Wildcat Exploration Wells

Ras Abu Darag 1 (previously known as Osage)

Type	Oil Exploration	
Location	Egypt, Central Gulf of Suez Ras Abu Darag Block, 20 km W of the Onshore Sudr Oil Field.	
Status at 0600hrs 09/02/05 (Cairo Time)	Running in hole to drill ahead after tripping for a new bit. The current depth is 3454m with 295m progress for the week.	
Planned Total Depth	5442m MD (4755m TVD)	
Interest	Devon	50%
	Santos Group	50%
Operator	Devon Energy	

ST27-L1 (Cougar B)

Type	Gas Exploration	
Location	Offshore Texas State Waters, USA High Island Block 27.	
Status at 0600hrs 09/02/05 (Houston Time)	Nippling up blow out preventers after running 508mm casing. Current depth and progress for the week is 253m. The well spudded on 07/02/05.	
Planned Total Depth	4877m	
Interest	Santos Group	100%
Operator	Santos	

Agung 1

Type	Oil Exploration	
Location	Offshore Indonesia North Bali PSC, East Java Basin. 28km SSW of Baluran 1, 210km E of Surabaya.	
Status at 0400hrs 10/02/05 (Jakarta Time)	Preparing to sidetrack around fish left in hole at 1936m prior to drilling ahead to planned TD. No shows reported to date. 391m progress for the week, prior to plugging back to 1829m.	
Planned Total Depth	2400m	
Interest	Santos Group	40.1%*
	Total	39.9%
	Moeco	20.0%
Operator	Santos Group* reducing to 30% subject to Total right to increase by 10.1%	

Orca 1

Type	Oil Exploration	
Location	Indonesia Donggala, PSC, Kutei Basin, 45km E of the Ranggas oil field, and 15km E of the Hiu Aman gas discovery.	
Status at 0000hrs 09/02/05 (Jakarta Time)	Preparing to drill ahead after running 340mm casing. Current depth and progress for the week is 3278m. Orca 1 spudded on 06/02/05.	
Planned Total Depth	4115m	
Interest	Unocal	35%
	Santos Group	50%
	Pertamina	15%
Operator	Unocal	

During the week ending 10th February, 2005 Santos Limited also participated in 3 delineation and 11 development wells.
A complete list of Santos' drilling activity is available from www.santos.com



Week Ending 10th February 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Scheunemann 1

Type	Gas Delineation	
Location	Texas, USA Country Line Prospect, DeWitt County.	
Status at 0600hrs 09/02/05 (Houston Time)	Preparing to release rig after running abandonment plugs. No progress for the week.	
Planned Total Depth	3627m	
Interest	Santos Group	65.0% WI
Operator	Santos	

Carat 2

Type	Gas Delineation	
Location	Onshore Indonesia Brantas PSC, East Java Basin. 3.4 km E of Carat 1 and some 35km S of Surabaya.	
Status at 0400hrs 09/02/05 (Jakarta Time)	Preparing to release rig after running a production liner. No progress for the week.	
Planned Total Depth	1158m	
Interest	Santos Group	18.0% WI
Operator	Lapindo Brantas	

Corowa East 1

Type	Near Field Exploration	
Location	Offshore WA, Carnarvon Basin WA-264P, 1.25 km E of Corowa 1, 47 km W of the Saladin Field, and some 90km SW of Barrow Island.	
Status at 0600hrs 10/02/05	Running abandonment plugs. The well re-spudded on 04/02/05 and drilled to a total depth of 1670m. Good quality reservoir sandstones intersected are wet.	
Planned Total Depth	1670m	
Interest	Santos Group	50.00%
	Kufpec	33.33%
	Beach Petroleum	16.67%
Operator	Santos Group	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 10th February, 2005 Santos Limited also participated in 3 delineation and 11 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	24,490
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$6.38 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 24,490 options granted on 12 December 2003 pursuant to the Santos Executive Share Option Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	4 February 2005	
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	585,374,738	Fully paid ordinary shares.
		6,000,000	Franked unsecured equity listed securities (FUELS).

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		32,400	(i) held by eligible employees; and
		178,027	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		83,250	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		57,750	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		5,488,972	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 4 February 2005
Company Secretary

Print name: WESLEY JON GLANVILLE